N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2019

	Common Stock	Paid in Capital	Retained Earnings	Total
Stockholders' equity, beginning of year	$ 100	$ 174,900	$ 32,690	$ 207,690
Capital contributions	-	-	-	-
Capital withdrawals	-	-	-	-
Net income (loss)	-	-	(19,556)	(19,556)
Stockholders' equity, end of year	$ 100	$ 174,900	$ 13,134	$ 188,134

See accompanying notes to financial statements.